2002-02-19 gb020219

Attending to this matter, tel. direct line, fax direct line | Your date | Your reference

KF/Båtelsson, +46 26 261020

Commission File No. 82-1463

02015615

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

RECEIVED
FEB 28 2002

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB - Report on 2001 operations and the fourth quarter, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg. NO. 556000-3468 VAT No.SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 22

K 002

SANDVIK AB - Report on 2001 operations and the fourth quarter

- ***Invoiced sales: SEK 48,900 M, up 3% at fixed exchange rates for comparable units***
- ***Profit: SEK 5,606 M after financial items, up 2%, excluding items affecting comparability***
- ***Cash flow: SEK 5,093 M before investments***
- ***Extensive program of change under way; 800 fewer employees in Q4***
- ***Proposals to Annual General Meeting 7 May 2002:***
  - Dividend: SEK 9.50, increase of 6%
  - Buy-back: 10% of shares. Current authorization 5%

Key figures SEK M	Q4 2001	Q4 2000	Change %		Full-year 2001	Full-year 2000	Change %	
Order intake	**11 350**	11 370	±0	1)	**47 900**	45 000	+6	1)
Invoiced sales	**12 780**	11 940	+7	2)	**48 900**	43 750	+12	2)
Operating profit	**1 278**	1 552	-18	4)	**6 103**	6 327	-4	3)
%	**10**	13			**12**	14		
Profit after financial items	**1 149**	1 419	-19	4)	**5 606**	5 804	-3	3)
%	**9**	12			**11**	13		
Profit after financial items excl. items affecting comparability					**5 266**	5 144	+2	
%					**11**	12		
Net profit	**1 065**	990	+8	4)	**3 688**	3 712	-1	3)
%	**8**	8			**8**	8		
Earnings per share, SEK					**14.40**	14.30		
Return on net assets, %					**17.4**	20.3		

1) -11% and -4% at fixed exchange rates for comparable units.
2) -3% and +3% at fixed exchange rates for comparable units.
3) Including items affecting comparability SEK +340 M in 2001 and SEK +660 M in 2000.
4) Including costs for restructuring program expense SEK -515 M and capital gain SEK +340 M in Q4 2001.

Short term market outlook*

Demand is expected to remain weak in the near future. An extensive program of change is under way within the Group to further enhance efficiency and reduce cost levels. At the same time, the Group is ready to capitalize on business opportunities in the event of increased demand.

* ***Previous short-term market outlook (published 9 November 2001)***
The market trend in NAFTA continues to be negative and a decline is now also being noted in Europe. Demand is expected to remain low in the near future, and now also in the investment-related segments. However, the Group is well positioned to take additional market shares, at the same time as the program of change aimed at retaining profitability is intensified.

Postal address	Publilic Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN Sweden	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

Sales (see appendix 2)


Order intake by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
99
00
01


Invoiced sales by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
99
00
01

Order intake in 2001 amounted to SEK 47,900 M (45,000), an increase of 6% in total but a decline of 4% at fixed exchange rates for comparable units. The business climate was favorable at the beginning of the year, but weakened sharply during the second half of the year.

Order intake in **the fourth quarter** amounted to SEK 11,350 M (11,370). At fixed exchange rates for comparable units this was a decline of 11%. Sandvik Mining and Construction increased somewhat compared with the fourth quarter in the preceding year, Sandvik Tooling declined and Sandvik Specialty Steels fell sharply.

Consolidated invoiced sales for **the full year** amounted to SEK 48,900 M (43,750). The increase was 12% totally, and 3% at fixed exchange rates for comparable units. Sandvik Tooling's invoicing was unchanged compared with a year earlier at fixed exchange rates for comparable units. Sandvik Mining and Construction's invoicing increased 26% at fixed exchange rates, including acquisitions. Sandvik Specialty Steels' invoicing declined 6% at fixed exchange rates for comparable units.

Invoiced sales in **the fourth quarter** amounted to SEK 12,780 M (11,940), a total increase of 7%. At fixed exchange rates for comparable units, invoicing declined 3% compared with a year earlier. Higher exchange rates affected invoicing favorably by 6% during the quarter and 8% for the full year.

Development by market area

	Fourth quarter 2001			Full-year 2001		
Market area	**Invoiced sales SEK M**	**Share %**	**Change* %**	**Invoiced sales SEK M**	**Share %**	**Change* %**
EU	**5 188**	**41**	**-3**	**19 698**	**40**	**+2**
Rest of Europe	912	7	+19	3 566	7	+27
Europe total	6 100	48	-1	23 264	47	+4
NAFTA	**2 759**	**22**	**-14**	**11 543**	**24**	**-8**
South America	561	4	-3	2 013	4	-6
Africa/Middle East	681	5	+23	2 511	5	+28
Asia/Australia	2 679	21	+8	9 569	20	+10
Total	12 780	100	-3	48 900	100	+3

* change from preceding year at fixed exchange rates for comparable units.

Invoiced sales declined successively within the EU, particularly for Sandvik Specialty Steels but also for Sandvik Tooling **in the fourth** quarter. Demand in the rest of Europe was strong during the entire year.

The trend of invoicing in NAFTA was very negative, particularly for Sandvik Specialty Steels, but also for Sandvik Tooling in the fourth quarter. The trend was positive in Africa/Middle East and Asia/Australia, primarily for Sandvik Mining and Construction.

Development for Sandvik's customer segments varied during the year. In **the fourth quarter**, demand from the general engineering industry weakened, while it continued to be favorable for investment-related products to the oil/gas industry. Activity in the automotive industry was weak in NAFTA and a weakening was noted in Europe during the quarter. As previously, sales to the electronics industry were very low, with no signs of recovery. Activity in the mining industry remained favorable, but demand weakened for heavy machinery.

Earnings and cash flow (see appendix 1)



SEK M
Quarter
Operating Profit *
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
99
00
01
Quarter
Rolling 12 months

* excl. items affecting comparability 1999 and 2000



Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
99
00
01
Return on capital employed
Return on equity

Operating profit for the full year amounted to SEK 6,103 M (6,327) and the operating margin was 12%. Earnings for the year were charged with SEK 515 M for a restructuring program within Sandvik Tooling, but were affected positively by a capital gain of SEK 340 M on the divestment of Procera-Sandvik. Changes in currency exchange rates had a positive effect of approximately SEK 700 M on earnings, of which SEK 180 M in the fourth quarter.

Development of the three business areas varied. Sandvik Tooling's operating profit declined, but was unchanged taking into account items of nonrecurring nature. Earnings rose sharply for Sandvik Mining and Construction, as a result of a strong increase in invoicing and acquisitions, among others factors. Sandvik Specialty Steels' earnings were largely unchanged, taking into account the charge against earnings in 2000 of SEK 280 M for a program of change.

Operating profit in **the fourth quarter** amounted to SEK 1,278 M (1,552), a decline compared with a year earlier. Operating margin was 10% and was affected adversely by lower volumes and production rates within Sandvik Tooling and Sandvik Specialty Steels. In addition, operating margin in the quarter was reduced somewhat by a different product mix within Sandvik Mining and Construction, which delivered large projects for material handling equipment. The quarter was also affected by the aforementioned restructuring costs within Sandvik Tooling and the capital gain on the divestment of Procera-Sandvik.

Net financial expense was SEK 497 M (expense: 523). Profit after net financial items amounted to SEK 5,606 M (5,804), an increase of 2% excluding items affecting comparability. The tax rate was 31% (32).

Net profit amounted to SEK 3,688 M (3,712) for the year and to SEK 1,065 M in **the fourth quarter**. Excluding items affecting comparability, earnings per share were SEK 13.10 (12.20) and after dilution SEK 13.00. The return on capital employed amounted to 17.4% (20.3) and the return on equity amounted to 15.5% (17.3). Equity per share was SEK 95.50 (89.00). Net debt/equity ratio was 0.4 (0.3) and the equity/assets ratio was 50% (55).

Key figures	**Full-year 2001**	Full-year 2000
No. of shares at end of period ('000)	**250 950**	258 696
Earnings per share excl. items affecting comparability, SEK*	**13.10**	12.20
after full dilution**	**13.00**	12.00
Earnings per share incl. items affecting comparability, SEK*	**14.40**	14.30
after full dilution **	**14.30**	14.10
Return on net assets	**17.4%**	20.3%
Return on shareholders' equity	**15.5%**	17.3%
Net debt/equity ratio	**0.4**	0.3

* Most recent 12 months divided by average number of outstanding shares, 255,514,000.

** Average no. of shares after full dilution of outstanding convertible and warrants programs amounts to 260,435,000.

The Group reports a continued strong operating cash flow, amounting to SEK 5,093 M (4,476) for the full year. The efforts to reduce working capital has successively yielded favorable results and cash flow from operating activities amounted to SEK 1,579 M (1,064) in the fourth quarter.

The Group's investments in fixed assets for the full year totalled SEK 2,627 M (2,087). In addition, companies were acquired for an amount of SEK 1,456 M. After investments, acquisitions and divestments, cash flow for the full year was SEK 1,220 M.

The Group's expenses 2001 for research, development and quality assurance were SEK 1,790 M (1,615), corresponding to 3.7% (3.7) of invoicing.

The number of employees amounted to 34,848, a decrease of about 950 for comparable units from the beginning of the year. The decline in **the fourth quarter** was about 800 persons for comparable units, of whom about 330 within Sandvik Tooling, about 140 within Sandvik Mining and Construction and about 250 within Sandvik Specialty Steels. Acquisitions within Sandvik Mining and Construction increased the number of employees by about 1,000.

The invoiced sales of the Parent Company amounted to SEK 12,270 M (12,084), operating profit was SEK 1,340 M (1,674). Liquid funds plus interest-bearing assets less interest-bearing liabilities amounted to SEK 1,636 M (1,785 at 31 December 2000). The number of employees at the Parent Company was 7,169 (7,257) at year-end.

Business areas (see appendix 2)

Sandvik Tooling

SEK M	Q4 2001	Q4 2000	Change %		Full-year 2001	Full-year 2000	Change %	
Order intake	**3 888**	4 149	-12	*	**16 355**	15 744	-3	*
Invoiced sales	**4 053**	4 204	-10	*	**16 561**	15 507	±0	*
Operating profit	**459**	830	-45	1)	**2 964**	3 135	-5	1)
%	**11**	20		1)	**18**	20		

* At fixed exchange rates for comparable units.

1) Q4 2001: operating profit includes charges for restructuring SEK -515 M and capital gain of SEK +340 M. Adjusted for these items, profit was SEK 634 M, 16% of invoicing. For full year 2001 the adjusted profit was SEK 3,139 M, 19% of invoicing.

Sandvik Tooling's order intake for **the full year** amounted to SEK 16,355 M (15,744). Invoicing was SEK 16,561 M (15,507). Despite a weakening market, this level was unchanged at fixed exchange rates for comparable units. This means that the business area continued to gain market shares. Operating profit declined somewhat compared with a year earlier and amounted to SEK 2,964 M, 18% of invoiced sales. Earnings were affected favorably by currency effects, but adversely by lower volumes and production rates as well as sharply increased raw material costs. In spite of this, profit was the same as a year earlier excluding one-off costs of SEK 515 M and capital gain of SEK 340 M. Return on capital employed amounted to 22% (27).

In **the fourth quarter**, order intake amounted to SEK 3,888 M (4,149), which was a decline at fixed exchange rates for comparable units of 12% compared with a year earlier. Order intake continued to be very negative for high-speed steel tools and cemented-carbide blanks and now also declined somewhat for metalworking tools in cemented carbide. Lower demand was noted in most markets in the EU. Sales in NAFTA remained weak, particularly in the automotive and electronics industries. In contrast, demand in Eastern Europe and Asia/Australia, particularly in China, remained favorable.

Invoicing declined 10% at fixed exchange rates for comparable units and amounted to SEK 4,053 M (4,204). The decline for high-speed steel tools and cemented-carbide blanks was substantial.

Operating profit in the fourth quarter amounted to SEK 459 M (830) or 11% of invoicing. The decrease compared with a year earlier was attributable to lower volume and rate of production as well as the charge against earnings in the quarter for the costs of a restructuring program of SEK 515 M. The measures announced in November 2001 were moved forward with the aim of increasing efficiency and reducing costs more rapidly. The objective is to achieve an annual earnings improvement of slightly more than SEK 500 M successively from the end of 2002. This is being accomplished, among other measures, through a consolidation of production and distribution units and is estimated to result in a reduction of the number of employees by about 1,000.

The quarter was affected favorably by capital gains of SEK 340 M on the divestment of the half-owned Procera-Sandvik.

Adjusted for the above one-off effects, operating profit in the fourth quarter amounted to SEK 634 M or 16% of invoicing. The decline compared with a year earlier is attributable mainly to lower production volume. Due to the weakening business climate, additional personnel reductions were announced in December involving notices to 250 employees in Gimo, Sweden, of termination of employment.

Sandvik Mining and Construction

SEK M	Q4 2001	Q4 2000	Change %		Full-year 2001	Full-year 2000	Change %	
Order intake	**3 273**	2 512	+2	*	**13 407**	10 659	+11	*
Invoiced sales	**3 849**	2 668	+23	*	**13 501**	10 184	+18	*
Operating profit	**346**	291	+19		**1 348**	1 073	+26	
%	**9**	11			**10**	11		

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake for **the full year** amounted to SEK 13,407 M (10,659). Invoicing was SEK 13,501 M (10,184), an increase of 18% at fixed exchange rates for comparable units and 26% including acquisitions. Operating profit rose 26% compared with a year earlier and was SEK 1,348 M or 10% of invoiced sales. Return on capital employed amounted to 18% (16).

In **the fourth quarter**, order intake rose to SEK 3,273 M (2,512), which was an increase of 30% in total and 2% at fixed exchange rates for comparable units. Demand remained relatively favorable from the mining industry, but there were distinct indications of a future weakened trend, particularly for heavy machinery and equipment. Activity in the energy field, including coal mining and hydropower construction, remained favorable. Demand in the civil engineering industry was stable in Europe, weak in NAFTA and highly favorable in certain parts of Asia. Development for the newly formed Sandvik Rock Processing business sector was good.

Invoicing increased 23% at fixed exchange rates for comparable units and amounted to SEK 3,849 M (2,668). A large share of the increase was attributable to the Sandvik Materials Handling business sector, in which deliveries, mainly project-related, were very high. Machinery invoicing declined, while the level for tools, service and spare parts was stable.

New acquisitions (Sandvik Rock Processing and Sandvik Smith) are included in the amount of SEK 519 M in order intake for the quarter and SEK 436 M in invoicing.

Operating profit in the fourth quarter reached SEK 346 M (291) or 9% of invoicing, an increase of 19%. Earnings in the quarter were the highest since the business area was formed and the sharp increase was due mainly to a strong volume trend and high capacity utilization. However, the margin was reduced somewhat by the high invoicing of engineering projects.

Lower demand within certain product areas required a review of capacity and staffing to successively adapt cost levels. During the quarter, the number of employees declined by about 140 for comparable units and in the beginning of 2002 further reductions were announced of about 100 persons.

Sandvik Specialty Steels

SEK M	Q4 2001	Q4 2000	Change %		Full-year 2001	Full-year 2000	Change %	
Order intake	**3 151**	3 693	-21	*	**13 843**	14 732	-14	*
Invoiced sales	**3 817**	4 021	-9	*	**14 528**	14 209	-6	*
Operating profit	**328**	306	+7		**1 281**	980	+31	
%	9	8			9	7		

* At fixed exchange rates for comparable units.

Sandvik Specialty Steels' order intake for **the full year** amounted to SEK 13,843 M (14,732). Invoicing was SEK 14,528 M (14,209), a decline of 6% at fixed exchange rates for comparable units. Operating profit rose 31% compared with a year earlier and amounted to SEK 1,281 M or 9% of invoiced sales. Earnings were largely unchanged taking into account that earnings a year earlier were charged with SEK 280 M for Sandvik Steel's program of change. Return on capital employed was 12% (10).

In **the fourth quarter**, order intake amounted to SEK 3,151 M (3,693), which was a decline of 21% compared with a year earlier at fixed exchange rates for comparable units. Demand in NAFTA fell further from an already low level and the decline also continued in Europe. Order intake in Asia/Australia increased through projects in the energy area. The sharp decline during the year in demand from the electronics industry continued also during the fourth quarter, which affected parts of the business area, primarily Kanthal. In contrast, demand from the oil/gas and other energy industries remained favorable.

Invoicing amounted to SEK 3,817 M (4,021), a decrease of 9% at fixed exchange rates for comparable units. Invoicing was nearly SEK 700 M higher than order intake, which was largely due to final deliveries of projects within Sandvik Process Systems.

The low order intake in the quarter will affect invoicing in the future quarter.

Operating profit in the fourth quarter amounted to SEK 328 M (306) or 9% of invoicing. Lower prices for nickel in inventory affected profits marginally. The earnings improvement compared with the preceding year, despite lower volumes, was mainly an effect of ongoing rationalization measures and structural changes as well as of a better product mix within Sandvik Steel.

The program of change initiated within Sandvik Steel during 2000 includes rationalization of the production structure and sales organization in Europe. In the program, which is being implemented from year-end 2000 for three years, the number of employees will be reduced by a total of 600-700. The total reduction at year-end amounted to slightly more than 600 persons. As a result of the weakened business climate during the year, the program of change was intensified at the same time as measures were taken to align resources and costs to the lower demand.

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20. At 1 January 2001, an additional number of recommendations from the Swedish Financial Accounting Standards Council became effective. Application from this date of RR9 Income Taxes resulted in a change in accounting principles and the comparable figures for 2000 were adjusted accordingly. The application of other new recommendations has not had any material effect on Sandvik's reporting.

Effective in the **first quarter of 2002**, Sandvik will apply the Swedish Financial Accounting Standards Council's recommendation RR15 pertaining to Intangible Assets. This means that a small portion of Sandvik's Groupwide expenses for R&D will be capitalized and amortized over the estimated useful life.

Buy-back of shares

At 31 December 2001, Sandvik's holding of own shares (treasury stock) totaled 7,747,000, corresponding to 3% of the total number of shares (258,697,100). The purchase amount was SEK 1,676 M. In accordance with the decision at the Annual General Meeting in May 2001; Sandvik is authorized to repurchase a total of 12,934,800 shares, corresponding to 5% of the total number of shares. The authorization is valid for the period up to the date of the next Annual General Meeting on 7 May 2002.

Company acquisitions

- In January 2001, Sandvik became one of five part owners in Endorsia.com International AB, an e-business site for industrial products and services in Europe.

- In February, Sandvik CTT entered into an agreement with the UK based company Angus MacInnes & Co., Glasgow, to take over the sales and marketing of Prototyp products in the UK with about 10 employees.

- In March, Sandvik Specialty Steels acquired the remaining 49% of the shares in Sandvik Choksi Ltd. Sandvik has owned 51% of the shares since the company was founded in 1996. The company's operations are in Mehsana, India, with production of extruded seamless stainless steel tube.

- In June, Sandvik Mining and Construction acquired the Chilean company Bafco Mineria y Servicios S.A. in Santiago, a leader in providing service to the mining industry in Chile. Sales amount to about SEK 85 M, with 180 employees.

- Following completion of a public share offer in July 2001, Sandvik secured an additional 284,530 shares in Sandvik Asia Ltd, Pune, India. Consequently, the ownership interest increased from 73% to 89%. Sandvik Asia was formed in 1960 and has annual sales of approximately SEK 400 M, with about 700 employees.

- In September, Sandvik Tooling and the Brazilian company Hurth-Infer SA formed a company for the production and sale of solid-carbide tools, Sandvik Hurth-Infer SA, in which Sandvik Tooling owns 80% of the shares. The company is located in Sorocabo, near Sao Paulo, and has annual sales of SEK 65 M with 75 employees.

- Sandvik Mining and Construction formed a jointly owned company (50/50) in October with the American company Smith International, Inc., Houston, Texas covering operations in the area of roller cone bits for the mining and construction industry. The new company, Sandvik Smith AB, with head office in Köping, Sweden, has sales of about SEK 360 M and slightly more than 200 employees. There are subsidiaries in the NAFTA region, South America, Africa and Australia.

- In September, Sandvik Mining and Construction concluded the acquisition of parts of Svedala Industri's units for crushing and screening in accordance with an agreement with the Finnish company Metso Corporation. The operations, which are included in the new Sandvik Rock Processing business sector, generate sales of SEK 1,400 M with about 900 employees.

- Sandvik reached an agreement in September with the main owners of the German company Walter AG covering the acquisition of 60% of the shares in the company. The transaction was approved at the end of December by the relevant competition authorities and during 2001 Sandvik acquired most of the shares held by the main owners. Walter's operations include tools for metalworking, software systems for tool-management and numerically controlled grinding machines. Sales amount to approximately SEK 2,700 M annually. The head office is in Tübingen, Germany, and the number of employees is about 2,000.

Other structural changes

- In January 2001, Sandvik Steel sold the subsidiary Guldsmedshytte Bruks AB, with sales of approximately SEK 90 M and about 80 employees.

- At the beginning of the year, Sandvik Steel announced plans to shut down its manufacturing of seamless tubes at the UK subsidiary Sterling Tubes as part of its program of change. The closing was carried out in August and affected approximately 250 employees.

- During the autumn, Sandvik Mining and Construction closed the unit for down-the-hole drilling tools in Mexico City with about 60 employees and transferred the operations to its plants in Sandviken, Sweden, which are already producing the corresponding tools. At the same time, Sandvik Hard Materials invested in the expansion of its production in the same factory area in Mexico City. Cemented-carbide microdrill blanks for the electronics industry are produced at the site as well as cemented-carbide blanks for balls in ballpoint pens.

- In August, Sandvik's Pension Fund in Sweden was formed. Concurrently, SEK 1,070 M was transferred from the Swedish Sandvik companies to this newly formed pension fund, which is independent of the Group. The amount represented the companies' pension liability to salaried employees which thereby is no longer included in the consolidated balance sheet.

- In December, Sandvik sold its 50%-interest in the dental technology company Procera-Sandvik to Nobel Biocare. The sale yielded a capital gain to Sandvik amounting to SEK 340 M. In addition, Sandvik will receive an annual compensation based on the sales trend for the Procera products to and including 2012.

Profit sharing and options

Since 1986, Sandvik has a profit-sharing system for all employees at wholly-owned companies in Sweden. The Group's return during 2001 means that the maximum amount, SEK 150 M, is allocated to the fund.

Sandvik's Board decided in 1999 to establish a stock option plan for about 300 senior executives in Sweden and abroad. The plan provides the possibility of an annual allocation of so-called personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation, which is consideration free, is based on Sandvik's return on capital employed in the preceding year.

The program is based on existing shares. Accordingly, there is no dilution effect for the current shareholders. The option plan is secured financially so that the effect of future increases in the price of the Sandvik share on the Company's costs will be limited. The Board decided for 2002 to allocate 800,000 options to about 300 senior executives in the Group, of which 24,000 options to the designated President. The exercise price of the options will be 110% of the average share price during the next three trading days following publication of the year-end report.

Proposed dividend and repurchase of shares

The Board of Directors proposes a dividend of SEK 9.50 per share (9.00) or SEK 2,382 M (2,328). The proposal represents an increase of 6% from a year earlier and the dividend corresponds to 66% of earnings per share. The proposed record date for dividend entitlement is 13 May 2002.

Sandvik's high profitability and its strong cash flow facilitate organic growth and acquisitions as well as an aggressive policy for dividend and repurchases. Against this background, the Board has decided to propose that the Annual General Meeting on 7 May 2002 authorize the Board to continue to repurchase shares. It is proposed that the company may hold its own shares (treasury stock) amounting to not more than 10% of the total number of shares outstanding, corresponding to 25.8 million shares. At 31 December 2001, Sandvik held 7,747,000 of its own shares, corresponding to 3% of the total number of shares (258,697,100). The purchase shall be made on the Stockholm Exchange at the prevailing market price. The buy-back is a step in an adjustment of the company's capital structure in accordance with established financial goals.

New President and new Board Chairman

On 16 January 2002, the Board of Directors announced that Clas Åke Hedström, President and CEO of Sandvik AB, will leave his position in conjunction with the Annual General Meeting on 7 May 2002. Clas Åke Hedström will be 63 in July and has been employed with the company for 37 years, of which eight as President.

The Board of Directors has appointed Lars Pettersson, 47, as new President and CEO, as of 7 May 2002. Pettersson, is currently Executive Vice President of the Group, President of Sandvik Specialty Steels Business Area and President of Sandvik Steel.

Percy Barnevik, Chairman of Sandvik AB since 1983, has expressed his desire to step down and has declined reelection. The Board intends to elect Clas Åke Hedström as new Chairman.

Peter Gossas, Executive Vice President of Sandvik Steel and head of the company's tube division has been appointed the new President of the Business Sector Sandvik Steel, effective 7 May 2002.

The Annual General Meeting will be held in Sandviken on 7 May 2002, at 3:00 p.m. The annual report will be distributed to the shareholders approximately two weeks prior to the Meeting.

Sandviken, 14 February 2002

Sandvik AB; (publ)
Board of Directors

Appendices:
1. Group summary
2. Invoicing and operating profit

Sandvik Group's result for the first quarter of 2002 will be published in connection with the Company's Annual General Meeting on 7 May 2002.

For additional information, please call +46 (0)26-26 10 01

A combined presentation and telephone conference will be held at the Operaterrassen in Stockholm on 14 February, 10:00 a.m. For further information visit www.sandvik.com

Consolidated Financial Information, SEK M

Income statement	Q4 2001	Q4 2000	Full-year 2001	Full-year 2000
Invoiced sales	**12 780**	11 940	**48 900**	43 750
Cost of goods sold	**-9 210**	-7 971	**-33 877**	-29 357
Gross profit	**3 570**	3 969	**15 023**	14 393
Selling, general and administrative expenses	**-2 603**	-2 587	**-9 324**	-9 029
Other operating income and expenses	**-29**	170	**64**	303
Items affecting comparability	**340**	0	**340**	660
Operating profit	**1 278**	1 552	**6 103**	6 327
Financial income and expenses, net	**-129**	-133	**-497**	-523
Profit after financial items	**1 149**	1 419	**5 606**	5 804
Taxes	**-48**	-378	**-1 712**	-1 881
Minority interests	**-36**	-51	**-206**	-211
Net profit	**1 065**	990	**3 688**	3 712
Cash-flow statement				
Profit after financial items	**1 149**	1 419	**5 606**	5 804
Items not affecting cash flow	**41**	-136	**-579**	-871
Reversal of depreciation	**627**	640	**2 446**	2 336
Taxes paid	**-405**	-484	**-1 762**	-1 688
Change in inventories	**323**	-280	**-583**	-859
Change in current receivables and operating liabilities	**-156**	-95	**-35**	-246
Cash flow from operating activities	**1 579**	1 064	**5 093**	4 476
Investments, acquisitions and divestments	**-2 064**	-828	**-3 873**	-2 691
Change in short- and long-term loans	**389**	-727	**4 153**	147
Buy-back of own shares	**-419**	0	**-1 676**	0
Payment to newly established pension funds	**0**	0	**-1 070**	0
Dividends paid	**0**	0	**-2 554**	-2 266
Net cash flow	**-515**	-491	**73**	-334
Liquid funds at beginning of period	**2 796**	2 588	**2 097**	2 369
Exchange-rate differences in liquid funds	**-23**	0	**88**	62
Liquid funds at end of period	**2 258**	2 097	**2 258**	2 097

Balance sheet	**Full-year 2001**	Full-year 2000
Fixed assets	**22 505**	19 156
Inventories	**12 953**	11 508
Current receivables	**11 833**	11 147
Liquid assets	**2 258**	2 097
Total assets	**49 549**	43 908
Shareholders' equity	**23 972**	23 019
Minority interests	**967**	931
Interest-bearing provisions and liabilities	**12 222**	8 741
Non-interest-bearing provisions and liabilities	**12 388**	11 217
Total provisions, liabilities and shareholders' equity	**49 549**	43 908

Change in shareholders' equity		
Opening equity as shown in approved balance sheet	**22 472**	20 109
Effect of change in accounting principles	**547**	516
Opening equity adjusted to new principles	**23 019**	20 625
Effect of change in exchange rates	**1 269**	752
Dividend to shareholders	**-2 328**	-2 070
Buy-back of own shares	**-1 676**	-
Result of the period	**3 688**	3 712
Closing balance	**23 972**	23 019

Key figures by business area 2001 **SEK M**	**Invoiced sales**	**Investments**	**Personnel**
Sandvik Tooling	**16 561**	**1 234**	**12 881**
Sandvik Coromant	10 855	815	7 947
Sandvik CTT	3 619	253	3 521
Sandvik Hard Materials	1 782	165	1 333
Saws and Tools	305	1	80
Sandvik Mining and Construction	**13 501**	**436**	**8 073**
Sandvik Tamrock	7 629	240	4 338
VA-Eimco	2 358	66	1 316
Driltech Mission	1 047	61	385
Sandvik Materials Handling	1 993	14	932
Sandvik Rock Processing	398	26	876
Sandvik Smith	76	5	131
Sandvik Specialty Steels	**14 528**	**572**	**8 564**
Sandvik Steel	10 253	382	6 275
Kanthal	2 487	151	1 526
Sandvik Process Systems	1 788	39	763
Seco Tools	**4 259**	**270**	**3 904**
Group activities	**51**	**115**	**1 426**
Investments in company acquisitions	-	1 456	-
Group total	**48 900**	**4 083**	**34 848**

Invoiced sales by market area SEK M	Q4 2000	Full-year 2000	Q1 2001	Q2 2001	Q3 2001	**Q4 2001**	**Full-year 2001**	Change %	Change % [1)]
EU (excl. Sweden)	4 256	15 559	4 551	4 464	3 882	**4 502**	**17 399**	+12	+2
Sweden	634	2 375	586	583	444	**686**	**2 299**	-3	-3
Rest of Europe	713	2 623	853	899	902	**912**	**3 566**	+36	+27
Europe total	5 603	20 557	5 990	5 946	5 228	**6 100**	**23 264**	+13	+4
NAFTA	2 974	11 273	2 960	2 969	2 855	**2 759**	**11 543**	+2	-8
South America	488	1 888	451	526	475	**561**	**2 013**	+7	-6
Africa/Middle East	560	1 921	611	616	603	**681**	**2 511**	+31	+28
Asia/Australia	2 315	8 111	2 038	2 383	2 469	**2 679**	**9 569**	+18	+10
Group total	11 940	43 750	12 050	12 440	11 630	**12 780**	**48 900**	+12	+3

Invoced sales by business area SEK M	Q4 2000	Full-year 2000	Q1 2001	Q2 2001	Q3 2001	**Q4 2001**	**Full-year 2001**	Change %	Change % [1)]
Sandvik Tooling	4 204	15 507	4 258	4 296	3 954	**4 053**	**16 561**	+7	±0
Sandvik Mining and Construction	2 668	10 184	2 984	3 270	3 398	**3 849**	**13 501**	+33	+18
Sandvik Specialty Steels	4 021	14 209	3 690	3 763	3 258	**3 817**	**14 528**	+2	-6
Seco Tools[2)]	1 028	3 785	1 103	1 092	1 005	**1 059**	**4 259**	+13	+3
Group activities	19	65	15	19	15	**2**	**51**	-	-
Group total	11 940	43 750	12 050	12 440	11 630	**12 780**	**48 900**	+12	+3

Operating profit by business area SEK M	Q4 2000	Full-year 2000	Q1 2001	Q2 2001	Q3 2001	**Q4 2001**	**Full-year 2001**
Sandvik Tooling	830	3 135	878	892	735	**459** [4)]	**2 964** [4)]
Sandvik Mining and Construction	291	1 073	315	351	336	**346**	**1 348**
Sandvik Specialty Steels	306	980	317	341	295	**328**	**1 281**
Seco Tools[2)]	197	740	240	220	165	**162**	**787**
Group activities	-72	399 [3)]	-110	-44	-106	**-17**	**-277**
Operating profit	1 552	6 327 [3)]	1 640	1 760	1 425	**1 278** [4)]	**6 103** [4)]

Operating profit by business area % of invoicing	Q4 2000	Full-year 2000	Q1 2001	Q2 2001	Q3 2001	**Q4 2001**	**Full-year 2001**
Sandvik Tooling	20	20	21	21	19	**11**	**18**
Sandvik Mining and Construction	11	11	11	11	10	**9**	**10**
Sandvik Specialty Steels	8	7	9	9	9	**9**	**9**
Seco Tools[2)]	19	20	22	20	16	**15**	**18**
Operating profit	13	14	14	14	12	**10**	**12**

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to the company's report.
3) Inclusive SEK 660 M items affecting comparability.
4) Inclusive SEK 340 M items affecting comparability.